CONDENSED CONSOLIDATED INTERIM
FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2017

(Expressed in thousands of Canadian Dollars)

(Unaudited)

Notice of No Auditor Review of
Condensed Consolidated Interim Financial Statements

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these condensed consolidated interim financial statements they must be accompanied by a notice indicating that the condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited - Expressed in thousands of Canadian Dollars)

		September 30	December 31
	Notes	2017	2016

ASSETS

Non-current assets
Mineral property, plant and equipment	3	$132,216	$142,472
Total non-current assets		132,216	142,472

Current assets
Held-to-maturity investments	4	6,678	–
Amounts receivable and prepaid expenses	5	724	679
Restricted Cash	6 (b)	748	–
Cash and cash equivalents	6 (a)	30,949	7,196
Total current assets		39,099	7,875

Total Assets		$171,315	$150,347

EQUITY

Capital and reserves
Share capital	7	$509,907	$452,132
Reserves		94,085	102,821
Deficit		(459,588)	(406,106)
Total equity		144,404	148,847

LIABILITIES

Non-current liabilities
Trade and other payables	9	13,192	–
Total non-current liabilities		13,192	–

Current liabilities
Payables to related parties	8	538	240
Trade and other payables	9	13,181	1,260
Total current liabilities		13,719	1,500

Total liabilities		26,911	1,500

Total Equity and Liabilities		$171,315	$150,347

Commitments (note 12)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements are signed on the Company's behalf by:

/s/ Ronald W. Thiessen	/s/ Christian Milau

Ronald W. Thiessen	Christian Milau
Director	Director

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Comprehensive Loss
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

		Three months ended September 30		Nine months ended September 30
	Notes	2017	2016	2017	2016

Expenses
Exploration and evaluation expenses	3, 11	$9,807	$2,006	$15,516	$5,325
General and administrative expenses	11	1,980	1,444	7,285	5,418
Legal, accounting and audit		1,475	1,286	25,007	8,458
Share-based compensation	7 (d)-(f)	3,474	1,939	4,539	2,281
Loss from operating activities		16,736	6,675	52,347	21,482
Foreign exchange loss (gain)		1,282	(52)	1,502	30
Interest income		(130)	(16)	(367)	(22)
Amount receivable written off		–	–	–	15
Gain on sale of available-for-sale financial assets		–	–	–	(70)
Loss on sale of plant and equipment		–	–	–	23
Loss before tax		17,888	6,607	53,482	21,458
Income tax		–	–	–	–
Net loss		$17,888	$6,607	$53,482	$21,458

Other comprehensive loss (income)
Items that may be subsequently reclassified to loss
Foreign exchange translation difference	3, 7 (g)	4,688	(2,111)	9,035	7,555
Derecognition of available-for-sale financial assets		–	–	–	(105)
Other comprehensive loss (income)		$4,688	$(2,111)	$9,035	$7,450

Total comprehensive loss		$22,576	$4,496	$62,517	$28,908

Basic and diluted loss per common share	10	$0.06	$0.02	$0.18	$0.09

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of Canadian Dollars)

		Nine months ended September 30
	Notes	2017	2016

Operating activities
Net loss		$(53,482)	$(21,458)
Non-cash or non operating items
Amount receivable written off		–	15
Depreciation		124	154
Gain on disposal of available-for-sale financial assets		–	(70)
Loss on sale of plant and equipment		–	23
Interest earned on cash and held-to-maturity investments		(218)	(22)
Non-current legal fees payable	9	13,824	–
Share-based compensation		4,539	2,281
Unrealized exchange loss		1,561	350
Changes in working capital items
Restricted cash	6 (b)	(796)	453
Amounts receivable and prepaid expenses		(32)	369
Trade and other payables		12,442	(770)
Payables to related parties		125	(462)

Net cash used in operating activities		(21,913)	(19,137)

Investing activities
Purchase of held-to-maturity investments	4	(6,884)	–
Proceeds from disposal of available-for-sale financial assets		–	1,754
Interest received on cash and cash equivalents and held-to-maturity investments		123	22
Net cash (used in) from investing activities		(6,761)	1,776

Financing activities
Net proceeds from bought deal financing	7 (b)	45,887	–
Net proceeds from prospectus financing	7 (b)	–	16,028
Net proceeds from private placement	7 (b)	–	1,970
Cash settlement of equity-settled restricted share units	7 (f)	(1,128)	–
Proceeds from the exercise of share purchase options	7 (c)-(d)	1,783	94
Proceeds from the exercise of warrants	7 (c)	7,166	21
Net cash from financing activities		53,708	18,113

Net increase in cash and cash equivalents		25,034	752
Effect of exchange rate fluctuations on cash and cash equivalents		(1,281)	(350)
Cash and cash equivalents - beginning balance		7,196	7,509

Cash and cash equivalents - ending balance	6 (a)	$30,949	$7,911

Supplementary cash flow information	6 (a)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Condensed Consolidated Interim Statements of Changes in Equity
(Unaudited - Expressed in thousands of Canadian Dollars, except for share information)

	Notes	Share capital		Reserves
				Equity	Foreign
				settled	currency		Share
		Number		share-based	translation	Investmen	Purchase
		of shares		compensation	reserve	revaluation	Warrants		Total
		(note 7(a))	Amount	reserve	(note 7(g))	reserve	(note 7(c))	Deficit	equity

Balance at January 1, 2016		221,939,376	$435,069	$56,197	$40,479	$(107)	$2,466	$(379,124)	$154,980
Shares issued pursuant to prospectus financing, net of transaction costs	7 (b)	38,000,000	10,345	–	–	–	–	–	10,345
Warrants issued pursuant to prospectus financing, net of transaction costs	7 (b)	–	–	–	–	–	5,683	–	5,683
Shares issued pursuant to private placement, net of tranasaction costs	7 (b)	4,444,376	1,267	–	–	–	–	–	1,267
Warrants issued pursuant to private placement, net of tranasaction costs	7 (b)	–	–	–	–	–	703	–	703
Shares issued on exercise of share purchase options per option plan	7 (d)	56,667	28	–	–	–	–	–	28
Shares issued upon exercise of share purchase options not issued per option plan	7 (c)	211,500	66	–	–	–	–	–	66
Shares issued upon exercise of warrants	7 (c)	38,328	21	–	–	–	–	–	21
Fair value allocated to shares issued on options exercised per plan	7 (d)	–	18	(18)	–	–	–	–	–
Fair value allocated to shares issued on options exercised not under option plan	7 (c)	–	37	–	–	–	(37)	–	–
Fair value allocated to shares issued on warrants exercised	7 (c)	–	9	–	–	–	(9)	–	–
Share-based compensation	7 (d)-(f)	–	–	2,281	–	–	–	–	2,281
Net loss		–	–	–	–	–	–	(21,458)	(21,458)
Other comprehensive (loss) income net of tax		–	–	–	(7,555)	105	–	–	(7,450)
Total comprehensive loss									(28,908)

Balance at September 30, 2016		264,690,247	$446,860	$58,460	$32,924	$(2)	$8,806	$(400,582)	$146,466

Balance at January 1, 2017		270,869,561	$452,132	$58,926	$36,233	$(2)	$7,664	$(406,106)	$148,847
Shares issued pursuant to bought deal financing, net of transaction costs	7 (b)	20,240,000	45,887	–	–	–	–	–	45,887
Shares issued on exercise of options per option plan	7 (d)	1,237,200	1,736	–	–	–	–	–	1,736
Shares issued on exercise of options not under option plan	7 (c)	118,800	47	–	–	–	–	–	47
Shares issued upon exercise of warrants	7 (c)	11,531,162	7,166	–	–	–	–	–	7,166
Shares issued pursuant to restricted share unit plan	7 (f)	22,094	49	(49)	–	–	–	–	–
Cash settlement of tax on issue of equity-settled restricted share units	7 (f)	–	–	(30)	–	–	–	–	(30)
Cash settlement of equity-settled restricted share units	7 (f)	–	–	(1,098)	–	–	–	–	(1,098)
Fair value allocated to shares issued on options exercised per plan	7 (d)	–	782	(782)	–	–	–	–	–
Fair value allocated to shares issued on options exercised not under option plan	7 (c)	–	44	–	–	–	(44)	–	–
Fair value and costs transferred to share capital on exercise of warrants	7 (c)	–	2,064	–	–	–	(2,064)	–	–
Fair value transferred to reserve on expiry of warrants	7 (c)	–	–	38	–	–	(38)	–	–
Share-based compensation	7 (d)-(f)	–	–	4,366	–	–	–	–	4,366
Net loss		–	–	–	–	–	–	(53,482)	(53,482)
Other comprehensive loss net of tax		–	–	–	(9,035)	–	–	–	(9,035)
Total comprehensive loss									(62,517)

Balance at September 30, 2017		304,018,817	$509,907	$61,371	$27,198	$(2)	$5,518	$(459,588)	$144,404

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Northern Dynasty Minerals Ltd. (the "Company") is incorporated under the laws of the Province of British Columbia, Canada, and its principal business activity is the exploration of mineral properties. The Company is listed on the Toronto Stock Exchange ("TSX") under the symbol "NDM" and on the New York Stock Exchange-MKT ("NYSE- MKT") under the symbol "NAK". The Company’s corporate office is located at 1040 West Georgia Street, 15th floor, Vancouver, British Columbia.

The condensed consolidated interim financial statements ("Financial Statements") of the Company as at and for the three and nine months ended September 30, 2017, include financial information for the Company and its subsidiaries (together referred to as the "Group" and individually as "Group entities"). The Company is the ultimate parent. The Group’s core mineral property interest is the Pebble Copper-Gold-Molybdenum Project (the "Pebble Project") located in Alaska, United States of America ("USA" or "US"). All US Dollar amounts when presented are expressed in thousands, unless otherwise stated.

The Group is in the process of exploring and developing the Pebble Project and has not yet determined whether the Pebble Project contains mineral reserves that are economically recoverable. The Group’s continuing operations and the underlying value and recoverability of the amounts shown for the Group’s mineral property interests, is entirely dependent upon the existence of economically recoverable mineral reserves; the ability of the Group to obtain financing to complete the exploration and development of the Pebble Project; the Group obtaining the necessary permits to mine; and future profitable production or proceeds from the disposition of the Pebble Project.

During the nine months ended September 30, 2017, the company raised gross proceeds of US$37,440 ($49,067) through a bought deal financing (note 7(b)) and $8,949 from the exercise of share purchase options and warrants.

As at September 30, 2017, the Group has $30,949 in cash and cash equivalents with a further $6,678 in held-to- maturity investments, which becomes available to the Group in November this year, for its operating requirements. The Group incurred a net loss of $53,482 and $21,458 during the nine months ended September 30, 2017 and 2016, respectively, and had a deficit $459,588 as at September 30, 2017. The Group has prioritized the allocation of available financial resources in order to meet key corporate and Pebble Project expenditure requirements in the near term and have available financial resources to carry forward into the first quarter of 2018. Additional financing will be required in order to progress any material expenditures at the Pebble Project in 2018 including any of or a combination of debt equity and/or contributions from possible new Pebble Project participants. There can be no assurances that the Group will be successful in obtaining additional financing. If the Group is unable to raise the necessary capital resources and generate sufficient cash flows to meet obligations as they come due, the Group may, at some point, consider reducing or curtailing its operations. As such there is material uncertainty that raises substantial doubt about the Group’s ability to continue as a going concern.

From 2014-to May 2017, the Group was focused on a multi-dimensional strategy which included legal and other initiatives designed to ward off a pre-emptive regulatory action by the United States Environmental Protection Agency (the "EPA") under the Clean Water Act ("CWA"). On May 12, 2017, the Company announced that the Pebble Limited Partnership (the "Pebble Partnership") and the EPA had reached a joint settlement agreement over the federal agency’s pre-emptive regulatory action. With the joint settlement, the Group can proceed into normal course permitting under the CWA and National Environmental Protection Act ("NEPA"). The following is a chronology of the events and the actions prior to the joint settlement agreement.

In July 2014, the EPA announced a proposal under Section 404(c) of the CWA to restrict and impose limitations on all discharges of dredged or fill material ("EPA Action") associated with mining the Pebble deposit. The Group did not accept that the EPA has the statutory authority to impose conditions on the development at Pebble prior to the submission of a detailed development plan and its thorough review by federal and state agencies, including review under the NEPA. The Pebble Partnership, a wholly-owned subsidiary of the Company, along with the State of Alaska and the Alaska Peninsula Corporation, an Alaska Native village corporation with extensive land holdings in the Pebble Project area, filed for an injunction to stop the EPA Action with the US Federal Court in Alaska (the "Court"). However, the Court deferred judgment thereon until the EPA issued a final determination. The Company appealed the Court’s decision to the 9th Circuit Court of Appeals. The appeal was denied in May 2015. The Pebble Partnership retained the option to pursue its statutory authority case in the instance that EPA finalized a pre-emptive regulatory action under the CWA. In September 2014, the Pebble Partnership initiated a second action against the EPA in federal district court in Alaska charging that the EPA violated the Federal Advisory Committee Act ("FACA"). In November 2014, the U.S. federal court judge in Alaska granted the Pebble Partnership’s request for a preliminary injunction in relation to the FACA case. While the preliminary injunction did not resolve the Pebble Partnership’s claims that the EPA actions with respect to the Bristol Bay Watershed Assessment ("BBWA") and subsequent 404(c) regulatory action violated FACA, the decision permitted the further discovery process of the underlying facts to enable the court to issue a final decision on the merits of the FACA case.. In June 2015, the EPA’s motion to dismiss the FACA case was rejected and as a result the FACA case moved forward. On October 14, 2014, the Pebble Partnership filed suit in the federal district court in Alaska charging that the EPA had violated the Freedom of Information Act ("FOIA") by improperly withholding documents related to the Pebble Project, the BBWA and consideration of a pre-emptive 404(c) veto under the CWA.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The EPA moved for summary judgment claiming that its search for and disclosure of documents was adequate. The Pebble Partnership opposed the motion pointing out several deficiencies in the EPA’s search parameters and pointing out the agency’s overly broad assertion of the deliberative process privilege to withhold documents. On August 24, 2015, the U.S. federal court judge granted in part and deferred in part the EPA’s motion for summary judgement on the FOIA litigation. The court accepted the EPA’s position that it had made an adequate search for documents but left the matter open should the EPA not meet its obligations in the FACA litigation or if additional documents surface. Additionally, the judge ordered the EPA to produce a sample of 183 partially or fully withheld documents so that it could conduct an in camera review of the sample and test the merits of the EPA’s withholdings under the deliberative process privilege. Before producing this sample to the Court, the EPA chose to voluntarily release 115 documents (or 63% of the sample ordered by the Court), relinquishing its claim of privilege as to these documents.

In briefings before the Court, the Pebble Partnership argued that the voluntary release of 63% of the agency’s same documents conclusively demonstrated that the EPA had been over broad in its assertion of the deliberative process privilege, particularly because the content of the voluntarily released documents was not in fact deliberative. The Court agreed, finding that the EPA "improperly withheld documents in full," and that "many of the documents that the defendant released should have been released to begin with because the portions that the defendant released were not deliberative." It then ordered the EPA to review an additional 65 documents. Of these 65 documents, the EPA voluntarily released 55 documents in whole or in part (or 85% of the documents). Given the EPA’s high rate of release, the Pebble Partnership submitted a brief to the Court arguing that the EPA should be forced to review the remaining documents being withheld and arguing that judgment should not be granted to the agency at this time. The Court agreed, concluding that it had "no confidence that [the EPA] has properly withheld documents, either in full or in part, pursuant to the deliberative process privilege." The Court reiterated its earlier finding that EPA had been withholding documents that "should never have been withheld to begin with." As a result, the Court ordered the Agency to re- evaluate all remaining documents the EPA is withholding in response to the Pebble Partnership’s January 2014 FOIA request and to submit these documents for in camera review. After this review, the Court issued an order resolving Pebble’s challenges to the remaining withholdings and forcing EPA, yet again, to produce additional documents that the agency had been improperly withholding for over two years.

On October 27, 2016, the Pebble Partnership and the EPA filed a joint Notice in federal court stating their intent to enter into mediation in an effort to resolve ongoing litigation under FACA.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The Pebble Partnership and the EPA filed several joint Notices in federal court to stay the ongoing FACA litigation between December 30, 2016 and May 11, 2017, and the Court’s November 2014 Preliminary Injunction remained in effect. During this period, the Pebble Partnership and the EPA engaged in direct discussions, which led to the joint settlement agreement announced on May 12, 2017.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and interpretations issued by the IFRS Interpretations Committee ("IFRIC"s). They do not include all of the information required by International Financial Reporting Standards ("IFRS") for complete annual financial statements, and should be read in conjunction with the Group’s consolidated financial statements as at and for the year ended December 31, 2016, which were filed under the Company’s profile on SEDAR at www.sedar.com. Accounting policies applied herein are the same as those applied in the Group’s annual financial statements other than those as discussed in (c) and (e) below. These Financial Statements were authorized for issue by the Audit and Risk Committee on November 9, 2017.

(b)	Basis of Preparation and Consolidation

These Financial Statements have been prepared on a historical cost basis using the accrual basis of accounting, except for cash flow information.

Intercompany balances and transactions, including any unrealized income and expenses arising from intercompany transactions, are eliminated in full on consolidation.

There was no change in the composition of the Group during the reporting period.

(c)	Financial Instruments

Non-derivative financial assets:

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment. The Group invested in fixed maturity guaranteed investment certificates during the nine months ended September 30, 2017 (note 4).

(d)	Significant Accounting Estimates and Judgments

There was no change in the use of estimates and judgments during the current period as compared to those described in Note 2 in the Group’s Consolidated Financial Statements for the year ended December 31, 2016.

(e)	Amendments, Interpretations, Revised and New Standards Adopted by the Group

The Group adopted the following amendments and annual improvements that became effective January 1, 2017:

•	Amendments to IAS 7, Statement of Cash Flows – Disclosure Initiative
•	Amendments to IAS 12, Income Taxes – Recognition of Deferred Tax Assets for Unrealised Losses
•	Annual improvements to IFRS 2014 – 2016 Cycle – Amendments to IFRS 12, Disclosure of Interests in Other Entities

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The abovementioned amendments and annual improvements had no material effect on the Financial Statements.

Early adoption

•	Amendments to IFRS 2, Share-based Payment ("IFRS 2") – Classification and Measurement of Share-based Payment Transactions

The amendments to IFRS 2 clarify: a) the accounting for cash-settled share-based payment transactions that include a performance condition and include accounting requirements; b) the classification of share based payment transactions with net settlement features. This amendment provides for an exception for a share-based payment arrangement that is settled on a net basis to be classified as equity-settled in its entirety provided the share-based payment would have been classified as equity-settled had it not included the net settlement feature; and c) the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments are effective for annual periods on or after January 1, 2018 with early application permitted.

The Group has early adopted these amendments and accordingly has classified share-based compensation with a net settlement feature as equity-settled and measured it accordingly (note 7(f)).

(f)	Accounting Standards, Amendments and Revised Standards Not Yet Effective

Effective for annual periods commencing on or after January 1, 2018

•	IFRS 9, Financial Instruments ("IFRS 9")
•	IFRS 15, Revenue from Contracts with Customers ("IFRS 15")

The Group anticipates that the adoption of IFRS 9 and IFRS 15 will have no material impact on its financial statements given the extent of its current use of financial instruments in the ordinary course of business and the current stage of development in the Group’s operations.

Effective for annual periods commencing on or after January 1, 2019

•	IFRS 16, Leases ("IFRS 16")

The Group anticipates that the adoption of IFRS 16 will not have a significant impact other than the accounting for office, accommodation and storage leases the Group may have entered into where the minimum lease term is more than 12 months. The Group currently has a 5 year office lease (refer note 12).

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

3.	MINERAL PROPERTY, PLANT AND EQUIPMENT

The Group’s exploration and evaluation assets are comprised of the following:

Nine months ended September 30, 2017	Mineral Property	Plant and
	interest [1]	equipment	Total
Cost
Beginning and ending balance	$112,541	$881	$113,422

Accumulated depreciation
Beginning balance	$–	$(558)	$(558)
Current charge [2]	–	(124)	(124)
Ending balance	$–	$(682)	$(682)

Foreign currency translation difference	19,283	193	19,476

Net carrying value – Ending balance	$131,824	$392	$132,216

Year ended December 31, 2016	Mineral Property	Plant and
	interest [1]	equipment	Total
Cost
Beginning balance	$112,541	$1,032	$113,573
Dispositions	–	(151)	(151)
Ending balance	$112,541	$881	$113,422

Accumulated depreciation
Beginning balance	$–	$(481)	$(481)
Current charge [2]	–	(205)	(205)
Eliminated on disposal	–	128	128
Ending balance	$–	$(558)	$(558)

Foreign currency translation difference	29,381	227	29,608

Net carrying value – Ending balance	$141,922	$550	$142,472

Notes

1.

Comprises the Pebble Project, a contiguous block of 2,402 mineral claims covering approximately 417 square miles located in southwest Alaska, 17 miles (27 kilometers) from the villages of Iliamna and Newhalen, and approximately 200 miles (320 kilometers) southwest of the city of Anchorage.

2.	Depreciation is included in exploration and evaluation expenses.

4.	HELD-TO-MATURITY INVESTMENTS

	September 30	December 31
	2017	2016
Total – Guaranteed Investment Certificates	$6,678	$–

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The investments are denominated in US and Canadian dollars, earn interest between 1.45% and 1.46% per annum and mature in November of this year.

5.	AMOUNTS RECEIVABLE AND PREPAID EXPENSES

	September 30	December 31
	2017	2016
Sales tax receivable	$84	$50
Amounts receivable	131	138
Prepaid expenses	509	491
Total	$724	$679

6.	CASH AND CASH EQUIVALENTS

(a)	Cash and Cash Equivalents

	September 30	December 31
	2017	2016
Business and savings accounts	$20,387	$7,196
Guaranteed Investment Certificates	10,562	–
Total	$30,949	$7,196

Supplementary cash flow information

Non-cash financing activities:

•

During the nine months to September 30, 2017, the Group issued 22,094 common shares being the net amount after the settlement of tax obligations on the issue of 35,876 restricted share units which vested and paid out (note 7(f)).

(b)	Restricted Cash

The Group has a cash deposit of US$600 ($748) with a United States financial institution which has been pledged to the surety provider of the surety bond accepted by the Alaskan regulatory authorities (see below). The cash deposit has been invested in US Treasury Bills. The cash deposit will be released once any reclamation work required has been performed and assessed by the Alaskan regulatory authorities.

The Group posted a bond of US$2,000 with the Alaskan regulatory authorities for a performance guaranty related to any potential reclamation liability as a condition of the Miscellaneous Land Use Permit granted to the Pebble Partnership for its ongoing activities at the Pebble Project.

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Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

7.	CAPITAL AND RESERVES

(a)	Authorized Share Capital

At September 30, 2017, the authorized share capital comprised an unlimited (2016 – unlimited) number of common shares with no par value. All issued shares are fully paid.

(b)	Financings

January 2017 Bought Deal Financing

The Group completed a bought deal offering (the "Offering") of 20,240,000 common shares at US$1.85 per common share for gross proceeds of US$37,440 ($49,067). The Offering was completed by way of a prospectus filed in all of the provinces of Canada, other than Québec, and was offered in the United States pursuant to a prospectus filed as part of an effective registration statement on Form F-10 filed with the US Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system. After transactions costs of $3,180, including a 5% commission paid to the underwriters, the Group raised net proceeds of $45,887.

June 2016 Prospectus Financing

The Group completed a prospectus offering of 38,000,000 units in the capital of the Company at a price of $0.45 per unit for gross proceeds of approximately $17,100. Each unit consisted of one common share and one common share purchase warrant, which entitles the holder to purchase an additional common share at an exercise price of $0.65 per common share until June 10, 2021. The Group incurred $1,072 in issuance costs to that point related to agents, advisory, regulatory and legal fees. The Group apportioned the gross proceeds and issuance costs between share capital and warrants based on the relative fair values of the common shares and warrants on date of issue. Accordingly, net proceeds of $10,345 was allocated to share capital and $5,683 to warrants.

July 2016 Private Placement Financing

In July 2016, the Group completed a private placement of 4,444,376 units in the capital of the Company, each unit comprising of one common share and one share purchase warrant, at a price of $0.45 per unit for gross proceeds of $2,000. Each share purchase warrant is exercisable into one common share at an exercise price of $0.65 per common share until June 10, 2021. The Group incurred a $30 in issuance costs to that point related to regulatory and legal fees. The Group apportioned the gross proceeds and issuance costs between share capital and warrants based on their relative fair values on date of issue. Accordingly, net proceeds of $1,267 was allocated to share capital and $703 to warrants.

(c)	Share Purchase Warrants and Options not Issued under the Group’s Incentive Plan

The following reconciles outstanding warrants and non-employee options (options which were not issued under the Group’s incentive plan (note 7(d)), each exercisable to acquire one common share of the Company, at the beginning and end of the period:

Page | 12

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

		Nine months ended September 30, 2017
Exercise		Beginning				Ending
price ($)	Expiry date	Balance	Issued	Exercised	Expired	Balance

Options issued pursuant to the acquisition of Cannon Point Resources [1]
0.37	July 23, 2017	18,800	–	(18,800)	–	–
0.37	June 30, 2019	56,400	–	–	–	56,400
0.40	June 30, 2019	148,050	–	(100,000)	–	48,050
0.37	March 10, 2021	9,400	–	–	–	9,400
0.40	March 10, 2021	82,250	–	–	–	82,250
0.37	December 15, 2021	37,600	–	–	–	37,600
0.40	December 12, 2022	56,400	–	–	–	56,400
0.29	December 8, 2024	37,600	–	–	–	37,600
Total		446,500	–	(118,800)	–	327,700

Warrants issued pursuant to the acquisition of Mission Gold [1]
0.55	July 9, 2020	11,288,698	–	(3,503,210)	–	7,785,488
3.00	September 14, 2017	2,871,676	–	(8,952)	(2,862,724)	–
Total		14,160,374	–	(3,512,162)	(2,862,724)	7,785,488

Warrants issued pursuant to financings [2]
0.65	June 10, 2021	39,396,410	–	(8,019,000)	–	31,377,410
Total		39,396,410	–	(8,019,000)	–	31,377,410

Grand Total		54,003,284	–	(11,649,962)	(2,862,724)	39,490,598

Page | 13

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

		Nine months ended September 30, 2016
Exercise		Beginning		Exercised/		Ending
price ($)	Expiry date	Balance	Issued	converted	Expired	Balance

Options issued pursuant to the acquisition of Cannon Point [1]
0.29	January 29, 2016	150,400	–	(150,400)	–	–
0.37	January 29, 2016	220,900	–	(61,100)	(159,800)	–
0.40	January 29, 2016	150,400	–	–	(150,400)	–
0.43	January 29, 2016	37,600	–	–	(37,600)	–
0.37	July 23, 2017	18,800	–	–	–	18,800
0.37	June 30, 2019	56,400	–	–	–	56,400
0.40	June 30, 2019	225,600	–	–	–	225,600
0.37	March 10, 2021	9,400	–	–	–	9,400
0.40	March 10, 2021	150,400	–	–	–	150,400
0.37	December 15, 2021	37,600	–	–	–	37,600
0.40	December 12, 2022	75,200	–	–	–	75,200
0.29	December 8, 2024	37,600	–	–	–	37,600
Total		1,170,300	–	(211,500)	(347,800)	611,000

Warrants issued pursuant to the acquisition of Mission Gold [1]
0.55	July 9, 2020	13,801,672	–	(38,328)	–	13,763,344
3.00	September 14, 2017	2,871,676	–	–	–	2,871,676
Total		16,673,348	–	(38,328)	–	16,635,020

Warrants issued pursuant to financings [2]
0.65	June 10, 2021	–	42,444,376	–	–	42,444,376
Total		–	42,444,376	–	–	42,444,376

Grand Total		17,843,648	42,444,376	(249,828)	(347,800)	59,690,396

Notes to previous tables:

1.

The Group exchanged options and warrants to purchase shares in Cannon Point Resources Ltd. ("Cannon Point") and warrants to purchase shares in Mission Gold Ltd. ("Mission Gold") for options and warrants to purchase common shares in the Company pursuant to the acquisition of Cannon Point in October 2015 and Mission Gold in December 2015 respectively.

2.	Refer to the 2016 prospectus and private placement financings in Note 7(b).

At September 30, 2017, warrants and non-employee options had a weighted average exercise price of $0.63 (December 31, 2016 – $0.75) and a weighted average remaining life of 3.51 years (December 31, 2016 – 4.05 years).

Page | 14

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(d)	Share Purchase Option Compensation Plan

The following reconciles the Group’s outstanding share purchase options ("options") issued pursuant to the Group’s incentive plan for the nine months ended September 30, 2017 and 2016:

	2017		2016
				Weighted
		Weighted		average
		average		exercise
	Number of	exercise price	Number of	price
Continuity of options	options	($/option)	options	($/option)
Beginning Balance	15,861,131	0.92	9,755,600	1.27
Granted	5,808,000	1.75	6,806,000	0.49
Expired	(508,100)	2.88	(27,000)	15.44
Exercised	(1,237,200)	1.40	(56,667)	0.50
Forfeited	(19,000)	0.49	(38,000)	0.50
Cancelled	–	–	(86,600)	1.40
Ending Balance	19,904,831	1.08	16,353,333	0.92

For options granted in the three and nine months ended September 30, 2017, the weighted average fair value was estimated at $1.19 per option respectively (2016 – $0.48 and $0.46 per option respectively) and was based on the Black-Scholes option pricing model using the following weighted average assumptions:

	Three months		Nine months
Assumptions	2017	2016	2017	2016
Risk-free interest rate	1.54%	0.52%	1.54%	0.54%
Expected life	4.51 years	4.70 years	4.51 years	4.73 years
Expected volatility [1]	93.82%	83.15%	93.82%	82.88%
Grant date share price	$1.74	$0.69	$1.74	$0.67
Expected dividend yield	Nil	Nil	Nil	Nil

Note:
1.	Expected volatility is based on the historical and implied volatility of the Company’s common share price on the TSX.

Page | 15

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

Details of options exercised during the nine months ended September 30, 2017 were as follows:

			Weighted average
		Weighted average	market share price
	Number	exercise price	on exercise
Period	of options	($/option)	($/option)
January 2017	502,200	1.60	3.70
February 2017	484,000	1.65	3.15
April 2017	15,000	0.89	2.03
May 2017	223,000	0.51	2.40
July 2017	10,000	0.50	1.78
September 2017	3,000	0.50	2.28
	1,237,200	1.40	3.21

Details of options exercised during the nine months ended September 30, 2016 were as follows:

			Weighted average
			market share price
		Weighted average	on exercise
	Number	exercise price
Period	of options	($/option)	($/option)
August 30, 2016	10,000	0.49	0.96
September 2016	46,667	0.50	1.00
	56,667	0.50	1.00

The following table summarizes information about the Group’s options as at the following reporting dates:

	September 30, 2017		December 31, 2016
		Weighted average		Weighted average
		remaining		remaining
		contractual		contractual
	Number of	life		life
Exercise prices ($)	options	(years)	Number of options	(years)
0.48	450,000	3.46	600,000	4.21
0.49	6,064,000	3.51	6,147,000	4.25
0.50	3,147,831	2.53	3,266,831	3.23
0.72	200,000	1.96	200,000	2.71
0.89	1,125,000	1.54	1,180,500	2.20
1.75	5,808,000	4.33	–	–
1.77	3,110,000	1.41	3,991,800	1.71
3.00	–	–	475,000	0.49
	19,904,831	3.14	15,861,131	3.11

Page | 16

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

The following table summarizes information about the Group’s options exercisable as at the following reporting dates:

	September 30, 2017		December 31, 2016
		Weighted average		Weighted average
		remaining		remaining
	Number of	contractual		contractual
	options	life	Number of options	life
Exercise prices ($)	exercisable	(years)	exercisable	(years)
0.48	450,000	3.46	200,000	4.21
0.49	4,001,340	3.51	2,009,670	4.28
0.50	1,964,676	2.59	2,074,676	3.27
0.72	200,000	1.96	200,000	2.71
0.89	1,099,998	1.54	1,113,498	2.22
1.75	1,936,000	4.33	–	–
1.77	3,110,000	1.41	3,991,800	1.71
3.00	–	–	475,000	0.49
	12,762,014	2.79	10,064,644	2.61

The weighted average exercise price for exercisable options as at September 30, 2017 was $1.03 (December 31, 2016 – $1.17) per option.

(e)	Deferred Share Units (“DSUs”)

For the nine months ended September 30, 2017, the Group has a total of 458,129 DSUs outstanding (2016 – 458,129). The Group recognized share-based compensation on grant date (2017 – $nil; 2016 – $316).

(f)	Restricted Share Units (“RSUs”)

	2017		2016
		Weighted		Weighted
		average		average
	Number of	fair value	Number of	fair value
Continuity of RSUs	RSUs	($/RSU)	RSUs	($/RSU)
Beginning Balance	639,031	0.69	–	–
Granted 2, [3]	542,371	2.24	639,031	0.69
Cash settled [1]	(639,031)	0.69	–	–
Withheld [3]	(13,782)	2.23	–	–
Shares issued [3]	(22,094)	2.23	–	–
Ending Balance	506,495	2.24	639,031	0.69

Notes

1.

On July 11, 2017, 639,031 RSUs granted to the Group’s Board Chair, Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") vested. The Group settled the equity obligation by making a cash payment of $1,098 based on the 5 day average of TSX closing prices for the Company’s common shares up to July 11, 2017 of $1.72 per RSU pursuant to the terms of the RSU Plan. This payment has been recognized as a decrease in the equity settled share-based compensation reserve in equity ("SBC Reserve"). In the three and nine months ended September 30, 2017, the Group recognized $13 (2016 – $98) and $232 (2016 – $98) respectively as share-based compensation with a corresponding increase in the SBC Reserve.

Page | 17

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

2.

On July 27, 2017, the Group’s Compensation Committee approved a 2016 executive short term incentive bonus/compensation of $951 to the Group’s Board Chair, CEO and CFO payable through a combination of cash and RSUs. Of the total compensation, $190 was paid in cash with the balance paid by the grant of 434,742 RSUs. The RSUs have a one year term and vest in July 28, 2018. The Group has determined that this grant should be accounted for as cash-settled given the cash settlement of the previous grant to the same individuals. Accordingly, during the quarter, the Group has recognized $173 as share-based compensation with a corresponding increase in a RSU liability for this grant based on the quoted market value of the Company’s common shares as of the reporting date. At the end of each reporting period, until the RSU liability is settled, the RSU liability’s fair value is remeasured based on the quoted TSX closing price for common shares multiplied by the number of RSUs that will vest and be converted into common shares, and amortized over the vesting period of the RSUs, with any change in fair value charged to share-based compensation.

3.

On September 15, 2017, the Group granted 107,629 RSUs to the CEO of the Pebble Limited Partnership ("PLP CEO") with the following vesting terms: 1/3 vested on grant date; 1/3 vest 1 year from grant date; and 1/3 vest 2 years from grant date. The fair value of the RSUs granted was $240 based on the TSX quoted market value of the Company’s shares at date of grant. As the terms of the grant stipulate that payment is to be made in common shares of the Company, the Group has treated these RSUs as equity-settled. With the first tranche of 35,876 RSUs that vested on date of grant, 13,782 RSUs were withheld to settle and pay the PLP CEO’s tax obligations of $30 and the balance of 22,094 RSUs were issued to the PLP CEO as common shares. The Group has recognized $85 as share-based compensation with a corresponding increase in the SBC Reserve during the three and nine months ended September 30, 2017.

(g)	Foreign Currency Translation Reserve

The foreign currency translation reserve represents accumulated exchange differences arising on the translation, into the Group’s presentation currency (the Canadian dollar), of the results of operations and net assets of the Group’s subsidiaries with a US dollar functional currency.

8.	RELATED PARTY BALANCES AND TRANSACTIONS

The components of transactions to related parties is as follows:

	September 30	December 31
Payables to related parties	2017	2016
Hunter Dickinson Services Inc. ("HDSI") (b)	$365	$240
RSU liability (a)	173	–
Total	$538	$240

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation (note 2(b)). Details between the Group and other related parties are disclosed below:

Page | 18

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(a)	Transactions and Balances with Key Management Personnel

For the three and nine months ended September 30, 2017 and 2016, the aggregate value of transactions with key management personnel ("KMP"), being the Group’s directors, CEO, CFO and senior management including the Senior Vice President ("SVP"), Corporate Development, Vice President ("VP"), Corporate Communications, VP, Engineering, VP, Public Affairs, PLP CEO, Chair of Pebble Mines Corp ("PMC Chair"), SVP, Corporate Affairs (Pebble Partnership) ("PLP SVP") and Company Secretary, were as follows:

	Three months		Nine months
Transaction	2017	2016	2017	2016
Compensation
Amounts paid and payable to HDSI for services of KMP employed by HDSI [1]	$780	$550	$2,440	$1,707
Amounts paid and payable to KMP [2]	475	635	1,641	1,863
Bonuses paid to KMP [3]	190	–	1,330	–
	1,445	1,185	5,411	3,570
Share-based compensation [4]	2,665	1,718	3,597	1,943
Total compensation	$4,110	$2,903	$9,008	$5,513

Notes:

1.	The Group’s CEO, CFO, Board Chair and senior management, other than disclosed in 2 below, are employed by the Group through Hunter Dickinson Services Inc. (refer (b)).

2.	Represents short term employee benefits, including salaries and director’s fees paid and payable to the Group’s independent directors, PLP CEO, PMC Chair and PLP SVP.

3.	The PLP CEO was paid a performance bonus for the 2015 and 2016 fiscal years respectively. The Group’s Board Chair, CEO and CFO were paid incentive bonus/compensation for 2016 (note 7(f)).

4.	Relates to grants of DSUs, RSUs and options during the period (notes 7(d) – (f)).

During the nine months ended September 30, 2017, the Group settled vested KMP RSUs by making an aggregate cash payment of $1,098 (note 7(f)) and 218,800 (2016 – Nil) options were exercised by KMP with a weighted average exercise price of $0.47 and a weighted average market price on exercise of $2.36 for proceeds to the Group of $103.

(b)	Transactions and Balances with other Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company that provides geological, engineering, environmental, corporate development, financial administrative and management services to the Group and its subsidiaries at annually set rates pursuant to a management services agreement. The annually set rates also include a component of overhead costs such as office rent, information technology services and general administrative support services. HDSI also incurs third party costs on behalf of the Group which are reimbursed by the Group at cost. Several directors and other key management personnel of HDSI, who are close business associates, are also key management personnel of the Group.

The aggregate value of transactions and outstanding balances with HDSI for the three and nine months ended September 30, 2017 and 2016 were as follows:

Page | 19

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

	Three months		Nine months
Transactions	2017	2016	2017	2016
Services rendered by HDSI:	$1,297	$864	$3,659	$2,888
Technical	571	259	1,497	886
Engineering	179	–	391	82
Environmental	184	73	467	274
Socioeconomic	161	158	536	492
Other technical services	47	28	103	38
General and administrative	726	605	2,162	2,002
Management, corporate communications, secretarial, financial and administration	561	509	1,655	1,616
Shareholder communication	165	96	507	386

Reimbursement of third party expenses	126	114	496	379
Conferences and travel	38	35	223	126
Insurance	20	12	62	54
Office supplies and information technology	68	67	211	199

Total value of transactions	$1,423	$978	$4,155	$3,267

9.	TRADE AND OTHER PAYABLES

	September 30	December 31
Falling due within the year	2017	2016
Trade [1]	$13,181	$1,260
Total	$13,181	$1,260

Non-current liabilities
Trade [1]	$13,192	$–
Total	$13,192	$–

Note to tables

1.

Current and non-current trade payables include additional legal fees totalling $21,154 (US$16,603) which became due and payable on settlement with the EPA announced in May 2017. A tranche of $6,866 (US$5,389) is payable in December 2017. The remaining amount is payable as follows: $810 (US$636) in the first quarter of 2018 and two equal payments of $6,739 (US$5,289) in December 2018 and 2019 respectively. The last two payments to be made are included in non-current liabilities.

Page | 20

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

10.	BASIC AND DILUTED LOSS PER SHARE

The calculation of basic and diluted loss per share was based on the following:

	Three months ended		Nine months ended
	September 30		September 30
	2017	2016	2017	2016
Loss attributable to common shareholders	$17,888	$6,607	$53,482	$21,458
Weighted average number of common shares outstanding (000s)	303,962	264,622	298,660	239,211

For the three and nine months ended September 30, 2017, the diluted loss per share does not include the effect of 19,904,831 (2016 – 16,353,333) employee options outstanding, 964,624 (2016 – 1,097,160) other share-based payments and 39,490,598 (2016 – 59,690,396) non-employee options and warrants as they are anti-dilutive.

11.	EMPLOYMENT COSTS

During the three and nine months ended September 30, 2017, the Group recorded $5,869 (2016 – $3,176) and $12,169 (2016 – $8,397) respectively, in salaries and benefits, including share-based payments and amounts paid to HDSI (note 8(b)) for services provided to the Group by HDSI personnel.

12.	COMMITMENTS AND CONTINGENCIES

(a)	Leases

The Group has the following commitments as of September 30, 2017:

	2017	Fiscal	Fiscal
	(After September 30)	2018	2019	Total

Anchorage office lease [1]	US$ 29	US$ 179	US$ 185	US$ 393
Pebble Project site leases [2,3]	69	115	–	184
Total	US$ 98	US$ 294	US$ 185	US$ 577
Total in Canadian dollars [4]	$ 122	$ 367	$ 231	$ 720

Notes:

1.	The Group entered into a new 5 year lease which expires November 30, 2022, subsequent to the reporting date.

2.	The Group has leases for a hangar at site and core storage. The hanger lease expires May 1, 2018 and the core yard lease expires June 1, 2018.

3.	In July 2017, the Group entered into a one-year hanger lease with an expiry of July 1, 2018.

4.	Converted at the Wall Street Journal closing rate of $1.2471 per US$ on September 30, 2017.

Page | 21

Northern Dynasty Minerals Ltd.
Notes to the Condensed Consolidated Interim Financial Statements
For the three and nine months ended September 30, 2017 and 2016
(Unaudited - Expressed in thousands of Canadian Dollars, unless otherwise stated, except per share or option)

(b)	Legal

On February 14, 2017, short seller investment firm Kerrisdale Capital Management LLC published a negative piece (the "Kerrisdale Report") regarding the Pebble Project, which the Group is attempting to develop. Three putative shareholder class actions were filed against the Company and certain of its current officers and directors in US federal courts, specifically the Central District of California (Los Angeles) and the Southern District of New York (New York City). The cases are captioned: Diaz v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01241 (C.D. Cal.), Kirwin v. Northern Dynasty Minerals Ltd. et al, Case No. 17-cv-01238 (S.D.N.Y.) and Schubert v. Northern Dynasty Minerals, Ltd., et al., Case No. 1:17-CV-02437 (S.D.N.Y.). The complaints appear to rely on the claims made in the Kerrisdale Report and allege damages to a class of investors who purchased shares of the Company prior to the publication of the Kerrisdale Report and allege liability for losses pursuant to Section 10(b) of the Exchange Act of 1934 and SEC Rule 10b-5 thereunder, as well as control person liability against the individual defendants pursuant to Section 20(a) of the Exchange Act. The plaintiffs in both the Kirwin and Schubert actions have since voluntarily dismissed their claims without prejudice. The Company understands that the plaintiffs in the Diaz action continue to litigate and recently filed an amended complaint. The Company will be filing a motion to dismiss it with the court in the coming months. The Company believes that the allegations in the existing complaint are without merit, and it intends to defend itself vigorously in the Diaz action.

Page | 22